Exhibit 99.1

CONTACT

Felicia Vonella

Acorda Therapeutics

(914) 326-5146

fvonella@acorda.com

FOR IMMEDIATE RELEASE

Acorda Has Filed Tender Offer Document Relating to Public Tender Offer For Biotie

Therapies with Finnish Financial Supervisory Authority

ARDSLEY, N.Y. – March 3, 2016 – As announced on January 19, 2016, Acorda Therapeutics, Inc. (Nasdaq: ACOR) (“Acorda”) and Biotie Therapies Corp. (Nasdaq Helsinki: BTH1V; Nasdaq: BITI) (“Biotie”) have entered into a Combination Agreement pursuant to which Acorda will make a voluntary public tender offer in Finland and in the United States to acquire all of the issued and outstanding shares, American Depositary Shares, stock options, share units and warrants in Biotie that are not owned by Biotie or any of its subsidiaries (the “Tender Offer”).

Acorda has filed the tender offer document with the Finnish Financial Supervisory Authority (“FIN-FSA”) for approval. Acorda will commence the offer period under the Tender Offer as soon as practicable after the receipt of both the FIN-FSA approval of the tender offer document and certain regulatory relief from the US Securities and Exchange Commission (“SEC”). Currently, the offer period is expected to commence by mid-March 2016.

About Acorda Therapeutics

Founded in 1995, Acorda Therapeutics is a biotechnology company focused on developing therapies that restore function and improve the lives of people with neurological disorders.

Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including Parkinson’s disease, epilepsy, post-stroke walking deficits, migraine, and multiple sclerosis. Acorda markets three FDA-approved therapies, including AMPYRA® (dalfampridine) Extended Release Tablets, 10 mg.

For more information, please visit www.acorda.com.

About Biotie Therapies

Biotie is a specialized drug development company focused on products for neurodegenerative and psychiatric disorders. Biotie’s development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner H. Lundbeck A/S. The current development products include tozadenant for Parkinson’s disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson’s disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

For more information, please visit www.biotie.com.

Forward-Looking Statements

This press release includes forward-looking statements. All statements, other than statements of historical facts, regarding management’s expectations, beliefs, goals, plans or prospects should be considered forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including: the ability to complete the Biotie transaction on a timely basis or at all; the ability to realize the benefits anticipated from the Biotie and Civitas transactions, among other reasons because acquired development programs are generally subject to all the risks inherent in the drug development process and our knowledge of the risks specifically relevant to acquired programs generally improves over time; the ability to successfully integrate Biotie’s operations and Civitas’ operations, respectively, into our operations; we may need to raise additional funds to finance our expanded operations and may not be able to do so on acceptable terms; our ability to successfully market and sell Ampyra in the U.S.; third party payers (including governmental agencies) may not reimburse for the use of Ampyra or our other products at acceptable rates or at all and may impose restrictive prior authorization requirements that limit or block prescriptions; the risk of unfavorable results from future studies of Ampyra or from our other research and development programs, including CVT-301, Plumiaz, or any other acquired or in-licensed programs; we may not be able to complete development of, obtain regulatory approval for, or successfully market CVT-301, Plumiaz, any other products under development, or the products that we would acquire if we complete the Biotie transaction; the occurrence of adverse safety events with our products; delays in obtaining or failure to obtain and maintain regulatory approval of or to successfully market Fampyra outside of the U.S. and our dependence on our collaborator Biogen in connection therewith; competition; failure to protect our intellectual property, to defend against the intellectual property claims of others or to obtain third party intellectual property licenses needed for the commercialization of our products; and failure to comply with regulatory requirements could result in adverse action by regulatory agencies.

Additional Information

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the Tender Offer is commenced, we will file with the SEC a tender offer statement on Schedule TO. Investors and holders of Biotie equity securities are strongly advised to read the tender offer statement, including the offer to purchase, letter of transmittal, acceptance forms and other related tender offer documents (collectively, the “Tender Offer Documents”) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Biotie with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov upon the commencement of the Tender Offer. In addition, a copy of the Tender Offer Documents may be obtained upon commencement of the Tender Offer free of charge by directing a request to us at www.acorda.com or Office of the Corporate Secretary, 420 Saw Mill River Road, Ardsley, New York 10502.

In addition to the Tender Offer Documents, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

THE OFFER WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE EITHER AN OFFER OR PARTICIPATION THEREIN IS PROHIBITED BY APPLICABLE LAW OR WHERE ANY TENDER OFFER DOCUMENT OR REGISTRATION OR OTHER REQUIREMENTS WOULD APPLY IN ADDITION TO THOSE UNDERTAKEN IN FINLAND AND THE UNITED STATES.

IN ADDITION, THE TENDER OFFER DOCUMENTS AND THIS RELEASE WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW. IN PARTICULAR, THE TENDER OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG. THE TENDER OFFER CANNOT BE ACCEPTED BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG.

This release is for informational purposes only and does not constitute a tender offer document or an offer, solicitation of an offer or an invitation to a sales offer. Potential investors in Finland shall accept the Tender Offer only on the basis of the information provided in the tender offer document once approved by the Finnish Financial Supervisory Authority and related materials.